April 6, 2012

VIA U.S. MAIL AND FACSIMILE

James Hoodlet, Esq.
John Hancock Financial Services
197 Clarendon Street, C-1
Boston, Massachusetts 02116

> RE: John Hancock Life Insurance Company (U.S.A.):
> John Hancock Life Insurance Company (U.S.A.) Separate Account A
> "Protection Variable Universal Life 2012" (National Version)
> Initial Registration Statement filed on Form N-6
> File Nos. 811-4834 and 333-179570
>
> John Hancock Life Insurance Company of New York:
> John Hancock Life Insurance Company of New York
> Separate Account B
> "Protection Variable Universal Life 2012" (NY Version)
> Initial Registration Statement filed on Form N-6
> File Nos. 811-8329 and 333-179571

Dear Mr. Hoodlet:

The staff reviewed the above-referenced initial registration statements, which the Commission received on February 17, 2012. We have given the registration statements selective review. Based on our review of the National Version, we have the following comments, which unless otherwise indicated apply to both filings.

Page references unless indicated otherwise are to the pages of the marked courtesy copy of the National Version provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   If you seek to rely on the Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

3.   Please note that the contract name on the front cover page of the prospectus should be the same as the one provided as the EDGAR class identifier for the filing.

Similarly, please provide the full name of the registrant on the front cover page of the prospectus and statement of additional information as it appears on the facing page of the registration statement, *i.e.*, John Hancock Life Insurance Company (U.S.A.) Separate Account A.

PROSPECTUS

4.   When defining terms, please do so in a way that minimizes confusion with other terms. For example, please consider redefining the following terms found in the disclosure under "Investment Options" on page 5 for the following reasons:

> i)   "Account" – used as defined term for registrant but also very similar to "account" below in iii).

> ii)   "investment accounts" –used as defined term for "investment options" (the subaccounts of Separate Account A) but the prospectus also uses the term "variable investment options" here and in the first sentence of second paragraph under "Market timing and disruptive trading risks" on page 6.

> iii)   "accounts" – used as defined term to collectively refer to the fixed account and the investment accounts but also very similar to i) above.

5.   Under "Withdrawals" on page 5, please make the last sentence (right to refuse a withdrawal) consistent with the last sentence of the first paragraph under "Withdrawals" on page 34.

6.   Fee Tables (page 8)

> **a.**   In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to represent a modified narrative explanation comparable to that provided by Item 3. *See* Instruction 1(b) to Item 3.

> **b.**   The surrender charge appears to depend on a policy owner's characteristics. Therefore, please revise the presentation of the charge as required by Instruction 3(b) of Item 3.

> **c.**   In the second and third tables on pages 9-11, the maximum charge should always appear first and precede the minimum and representative charge.

d.   Cost of insurance and base face amount charges are also charges that depend on a policy owner's characteristics. Therefore, please expand, respectively, footnotes 1 and 2 to the second table to reflect all the footnote disclosure required by Instruction 3(b) to Item 3, *i.e.*, that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

Please similarly expand footnotes 1 through 5 to the third table.

In addition, please reconcile the fact that the guaranteed minimum charge for the cost of insurance is higher than the current rate even though both are based on an insured with the same characteristics as stated in footnote 1 to the table.

e.   In footnote 2 to the second table and footnotes 1 through 3 and 5 to the third table, please clarify whether the reference to "minimum rate" and "maximum rate" are to the "guaranteed" or "current" rates.

f.   With respect to the maximum policy loan interest rate, please note that the "Amount Deducted" value should not be the interest rate charged for the loan, rather it should be the difference between what is charged and what is earned in the special loan account.

Please revise the "Loan interest rate" charge discussed on page 36 to properly reflect the current charge as described above.

g.   For the total annual portfolio operating expenses table on page 11, please expand the preamble to explain that these are charges you may pay periodically during the time you own the policy and that more detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

Please also confirm to the staff that the individual portfolio expenses table beginning on page 11 will be updated to reflect charges as of Dec. 31, 2011, as well as any of its applicable footnotes (*e.g.*, footnote 5) to reflect information as of Dec. 31, 2011.

Please also modify corresponding dates wherever else applicable in the prospectus, *e.g.*, first paragraph under "Table of Investment Options and Investment Subadvisers" on page 15.

7.   Detailed Information – Table of Investment Options and Investment Subadvisers (page 15)

a.   Please revise the table beginning on page 16 to disclose the investment adviser and any subadviser. Item 4(c)(3).

b.   For clarity and in light of plain English principles, please consider providing sub-captions for the disclosure beginning with the second paragraph following the footnotes to the table on page 24, *e.g.*, the second and third paragraphs relate to subaccount valuation while the remaining paragraphs (carrying over to page 25) relate to voting.

In doing so, please expand the subaccount valuation disclosure to include all disclosure required by Item 7(f).

8.   Description of John Hancock USA (page 25)

a.   For the National Version, please provide the address of the depositor. Item 4(a).

b.   For the NY Version, please disclose that John Hancock NY is licensed only to do business in New York.

Moreover, please make sure all other parts of the prospectus have been appropriately modified to reflect this fact, as some examples though not exhaustive, please note the following disclosure.

   i.   The third to last sentence of the last paragraph preceding "repayment of policy loans" on page 35.

   ii.   The last paragraph under "Other charges we could impose in the future" on page 38.

   iii.   The first sentence and item (b) in "Extended No-Lapse Guarantee Rider" on page 38.

   iv.   The sentence preceding "Alternative Cash Value Rider" on page 39.

   v.   Similarly, please provide the time limit referenced under "Delay to challenge coverage" on page 44.

c.   Please confirm the accuracy of the description of "MFC" as the holding company of John Hancock USA in the National Version with its description as the holding company of Manulife Financial on page 25 of the NY Version.

9.   Description of Separate Account A (page 25)

Please provide the statement required by Item 4(b)(3).

10.   If the policy does not offer an asset allocation program as indicated at the bottom of page 33, please delete all references to one, *e.g.*, second to last paragraph of first paragraph on page 33.

11   Description of charges at the policy level (page 35)

a.   For clarity, please make sure all sub-captions have been retained, *e.g.*, "Premium charge" in the first bullet point under "Deduction from premium payments" and "Base Face Amount charge" and "Surrender charge" in, respectively, the second and second and eighth bullet points under "Deduction from policy value."

b.   The calculation of the surrender charge is circular in part, *i.e.*, the "(a)" prong of the surrender charge formula at the bottom of page 36 is used to calculate the surrender charge in the first policy year but the prong itself refers to the "Surrender Charge" in its description. Please revise or explain.

12.   The third paragraph under "Extended No-Lapse Guarantee Rider" appearing on page 39 states that investment accounts may be limited when electing the rider. Please be more specific as to what these limits are including what is meant by "Lifestyle investment accounts."

13.   Please bold or otherwise highlight the added additional tax disclosure relating to the use of the long-term care riders with policies in which the owner and the insured are not the same person at the end of the first paragraph under "Long-Term Care Rider" on page 41 and "Long-Term Care Continuation Rider" on page 43 as well as on page 50 (note that the "Long-Term Care Continuation Rider" is not available in the NY Version).

14.   Please confirm that disclosure under "Tax considerations" beginning on page 49 is current.

15.   Under "Independent Registered Public Accounting Firm" on page 53 as well as page 2 of statement of additional information, please confirm that financial statements will be updated to include 2011 financials.

STATEMENT OF ADDITIONAL INFORMATION

16.   Please update the commission information in the fourth paragraph under "Principal Underwriter/Distributor" on page 3 and for the National Version, please reconcile the 135% compensation rate cited in the third sentence of the fifth paragraph with the 167% compensation rate cited in the second sentence of the sixth paragraph under Compensation" on page 48 of the prospectus.

PART C

17. Please confirm absence of exhibits for Item 26(g), reinsurance contracts.

18. Please revise the disclosure provided in response to Item 28 in light of its Instructions 1 and 2.

19. Please provide the information and in the format required by Item 30(c).

20. Please revise and resubmit your powers of attorney to be more specific to the filing, *i.e.*, refer to <u>exact</u> name of contract or provide the file number under the Securities Act of 1933.

21. **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

22. **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products